SAMSON OIL & GAS LIMITED

ABN 25 009 069 005

INTERIM FINANCIAL REPORT

31 December 2010

SAMSON OIL & GAS LIMITED

TABLE OF CONTENTS

Corporate Information	1

Directors’ Report	2

Consolidated Statement of Comprehensive Income	4

Consolidated Statement of Financial Position	5

Consolidated Cash Flow Statement	6

Consolidated Statement of Changes in Equity	7

Notes to the Half-Year Financial Statements	8

Directors’ Declaration	17

Auditor’s Independence Declaration	18

Independent Auditor’s Review Report	19

SAMSON OIL & GAS LIMITED

CORPORATE INFORMATION

DIRECTORS	BANKERS
N. MacLachlan (Chairman)	Bank of New Zealand Australia
T. Barr (Managing Director)	Perth, WA, 6000
V. Rudenno
K. Skipper	Macquarie Bank Limited
No. 1, Martin Place
Sydney, NSW, 2000

SECRETARY	Bank of the West
D.I. Rakich	1000 North Summit Boulevard
Frisco, CO, 80443

REGISTERED OFFICE & BUSINESS ADDRESS	SOLICITORS
Level 36, Exchange Plaza	Minter Ellison
2 The Esplanade	152-158 St George’s Terrace
Perth, WA, 6000	Perth, WA, 6000
Telephone: +61 8 9220 9830
Facsimile: +61 8 9220 9820

OPERATIONS OFFICE – DENVER	AUDITORS
1726 Cole Boulevard, Suite 210	PricewaterhouseCoopers
Lakewood, CO, 80401	QV1
Telephone: +1 303 295 0344	250 St George’s Terrace
Facsimile: +1 303 295 1961	Perth, WA, 6000

SHARE REGISTRY	STOCK EXCHANGE
Security Transfer Registrars Pty Ltd	Australian Stock Exchange Limited
770 Canning Highway	Code: SSN
Applecross, WA, 6153
Telephone: +61 8 9315 2333	NYSE Amex US
Facsimile: +61 8 9315 2233	Code: SSN

AUSTRALIAN COMPANY NUMBER	AUSTRALIAN BUSINESS NUMBER
009 069 005	25 009 069 005

All amounts are in United States Dollars (US$), unless otherwise indicated.

SAMSON OIL & GAS LIMITED

DIRECTORS’ REPORT

Your directors submit their report for the half-year ended 31 December 2010.

DIRECTORS

The names of the company’s directors in office during the half-year and until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

Mr Terence Maxwell Barr – Managing Director
Mr Neil Thacker MacLachlan – Chairman
Dr Victor Rudenno
Mr Keith Skipper

PRINCIPAL ACTIVITIES

The principal continuing activities during the half-year of entities within the Consolidated Entity were oil and gas exploration, development and production in the United States of America.

REVIEW AND RESULTS OF OPERATIONS

Gross profit for the half year was $1,255,986 compared to $742,915 for the half year ended 31 December 2009. The consolidated entity’s net profit after tax for the half-year was $49,235,643 compared with a loss of $2,283,921 for the half-year ended 31 December 2009.

Corporate
Share Purchase Plan
On 30 June 2010, the Company closed its Share Purchase Plan, announced on 3 May 2010. Each shareholder was entitled to purchase up to 441,160 ordinary shares in the Company at a purchase price of A$ 3.4 cents per share.  Investors in the United States were entitled to purchase up to 22,058 American Depositary Shares (equivalent to 20 ordinary shares) at a purchase price of US$ 57.7 cents per ADS (including the ADS issuance fee of one penny).  In association with this offer, the Company issued 205,189,880 ordinary shares to raise US$5,817,133 pre costs.   These funds were received prior to 30 June 2010 and the financial impact of the issue of these shares was included in the Financial Report for the year ended 30 June 2010.

Oil and Gas Evaluation and Production

Sale of Goshen County acreage
In June 2010, Samson agreed to sell 24,166 acres of undeveloped oil and gas leases in Goshen County, Wyoming to Chesapeake Energy Corporation for $3,275 per acre.  This sale was completed in November 2010 and Samson received total net proceeds of $75.6 million. Samson also retained an average 3.8% royalty interest in the leases that we sold.

The Company retained ownership of 16,000 net acres in Goshen County.

Gary  #1-24H
The Gary #1-24H (37% working interest) was successfully completed in September 2010 using 20 frac stages. To date this well has produced 60,902 gross barrels of oil.

Rodney #1-14H
In July 2010, the Company successfully drilled its fourth Bakken well in the North Stockyard Field, the Rodney #1-14H.  This well is expected to undergo fracture stimulation in March 2011.

SAMSON OIL & GAS LIMITED

DIRECTORS’ REPORT

Earl #1-13H
In September 2010, the Company successfully drilled its fifth Bakken well in the North Stockyard Field in Williams County, North Dakota, the Earl 1-13H.  This well is expected to undergo fracture stimulation in March 2011.

Impairment of Assets held for sale
An impairment loss has been taken against the Jonah and Look Out Wash properties.  The Company is in negotiations for the sale of Samson’s interest in these two properties.  A Purchase and Sale Agreement is being drafted and expected to be signed prior to the end of March 2011, with the closing of the sale to occur shortly thereafter.  The effective date of the proposed sale is 1 January 2011.

AUDITOR’S INDEPENDENCE DECLARATION

The independence declaration received from the auditor of Samson Oil & Gas Limited is set out on page 18 and forms part of this Directors’ Report for the half-year ended 31 December 2010.

Signed in accordance with a resolution of the directors.

/s/ T.M. Barr

T. M. Barr
Director

Denver, Colorado
15 March 2011

SAMSON OIL & GAS LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Half year ended 31 December 2010

	NOTE	CONSOLIDATED
		Half year ended 31 December
		2010	2009
		US$	US$
Revenue from operations

Sale of oil and gas	3(a)	3,384,477	2,180,619
Finance revenue	3(a)	138,841	6,009
Total revenue		3,523,318	2,186,628

Cost of sales	3 (a)	(2,267,332)	(1,443,713)
Gross profit		1,255,986	742,915
Other income	3(a)	73,338,869	47,365

Depreciation expense		(19,372)	(37,118)
Impairment of assets held for sale		(6,678,939)	-
Employee benefits expense		(2,590,494)	(580,475)
Finance costs	3 (c)	(568,997)	(811,710)
Exploration expense		(980,741)	(580,139)
General and administration expenses	3 (b)	(1,462,115)	(1,064,759)
Profit/(loss) before income tax		62,294,197	(2,283,921)
Income tax expense	4	(13,058,554)	-
Profit/(loss) after income tax		49,235,643	(2,283,921)

Other comprehensive income/(expense)
Net foreign currency translation differences		924,452	(19,338)

Total comprehensive income/(expense) for the period attributable to equity holders of the parent		50,160,095	(2,303,259)

Earnings/(loss) per share from operations
Basic loss per share (cents)		2.93	(0.84)
Diluted loss per share (cents)		2.56	(0.84)

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

SAMSON OIL & GAS LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2010

	NOTE	CONSOLIDATED
		31 Dec 2010	30 Jun 2010
		US$	US$
Current assets
Cash and cash equivalents		69,799,447	5,885,735
Trade and other receivables		759,595	4,932,270
Financial assets at fair value through profit and loss		-	40,165
Derivative financial instruments		73,620	46,824
Assets held for sale	10	6,300,000	-
Prepayments		1,957,856	1,454,271
Total Current assets		78,890,518	12,359,265

Non-current assets
Restricted cash		151,704	178,291
Other receivables		32,341	27,122
Property, plant and equipment		2,203,871	2,552,816
Exploration and evaluation assets		1,530,415	-
Oil and gas properties		8,050,753	18,135,453
Deferred tax asset		-	6,317,000
Total Non-current assets		11,969,084	27,210,682
Total assets		90,859,602	39,569,947

Current liabilities
Trade and other payables		1,019,287	2,318,778
Provision for income tax payable		2,061,504	-
Borrowings	5	10,169,540	11,283,999
Provisions		160,807	-
Liabilities associated with held for sale assets		270,399	-
Total Current liabilities		13,681,537	13,602,777

Non-current liabilities
Provisions		597,883	851,502
Total Non-current liabilities		597,883	851,502
Total liabilities		14,279,420	14,454,279
Net assets		76,580,182	25,115,668

Equity
Contributed equity	9	75,871,693	75,714,264
Accumulated losses		(5,609,032)	(54,844,675)
Reserves		6,317,521	4,246,079
Total equity		76,580,182	25,115,668

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

SAMSON OIL & GAS LIMITED

CONSOLIDATED CASH FLOW STATEMENT
for the half-year ended 31 December 2010

	CONSOLIDATED
	Half year ending 31 December
	2010	2009
	US$	US$
Cash flows from operating activities
Receipts from customers and debtors	3,506,466	1,992,710
Cash received from commodity derivative financial instrument	121,203	12,320
Payments to suppliers and employees	(3,811,717)	(2,424,065)
Interest received	137,778	5,909
Income tax paid	(4,680,000)	-
Interest paid	(505,713)	(755,938)
Net cash flows used in operating activities	(5,231,983)	(1,169,064)

Cash flows from investing activities
Cash received from sale of investments	49,040	65,156
Cash paid for acquisition of office equipment	-	(1,702)
Prepaid cash for oil and gas development	(1,638,028)	-
Cash paid for oil and gas properties and development	(2,387,988)	(89,570)
Cash received from sale of exploration acreage	75,598,201	-
Payments for exploration and evaluation	(4,882,266)	(580,139)
Net cash flows from/(used in) investing activities	66,738,959	(606,255)

Cash flows from financing activities
Repayment of borrowings	(1,200,000)	(4,473,753)
Proceeds from issue of share capital	2,915,022	9,974,630
Proceeds from exercise of options		246
Payments for costs associated with capital raising	(244,282)	(1,066,319)
Net cash flows from financing activities	1,470,740	4,434,804

Net increase in cash and cash equivalents held	62,977,716	2,659,485
Effects of foreign exchange on cash balances	935,996	72,103
Cash and cash equivalents at beginning of period	5,885,735	1,522,632
Cash and cash equivalents at end of period	69,799,447	4,254,220

The above Consolidated Cash Flow Statement should be read in conjunction with the accompanying notes.

SAMSON OIL & GAS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the half-year ended 31 December 2010

	Contributed Equity	Accumulated Losses	Foreign Currency Translation Reserve	Options Reserve	Equity Reserves	Total
CONSOLIDATED	US$	US$	US$	US$	US$	US$
At 1 July 2009	55,985,941	(55,661,908)	2,987,161	2,399,702	(1,097,780)	4,613,116
Total comprehensive expense for the period	-	(2,283,921)	(19,338)	-	-	(2,303,259)
Share based payments	100,817	-	-	5,511	-	106,328
Issue of share capital	9,974,876	-	-	-	-	9,974,876
Share issue costs	(1,066,319)	-	-	-	-	(1,066,319)
At 31 December 2009	64,995,315	(57,945,829)	2,967,823	2,405,213	(1,097,780)	11,324,742

At 1 July 2010	75,714,264	(54,844,675)	2,924,429	2,419,430	(1,097,780)	25,115,668
Total comprehensive income for the period	-	49,235,643	924,452	-	-	50,160,095
Share based payments	150,617	-	-	1,146,990	-	1,297,607
Issue of share capital	42,322	-	-	-	-	42,322
Share issue costs	(35,510)	-	-	-	-	(35,510)
At 31 December 2010	75,871,693	(5,609,032)	3,848,881	3,566,420	(1,097,780)	76,580,182

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
31 December 2010

1.	CORPORATE INFORMATION

The financial report of Samson Oil & Gas Limited (“the Company”) and its controlled entities  for the half-year ended 31 December 2010 was authorised for issue in accordance with a resolution of the directors on 15 March 2011.

Samson Oil & Gas Limited is a company incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange (ASX code “SSN”).

On 7 January, 2008, the Company commenced trading of its American Depositary Shares (“ADS’s) on the NYSE Amex following the merger of NYSE Euronext and American Stock Exchange LLC. Each ADR represents 20 ordinary Samson shares.

2.	BASIS OF PREPARATION OF HALF-YEAR REPORT

The half-year consolidated financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting.

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Consolidated Entity as the full financial report.  Accordingly, this report is to read in conjunction with the annual report for the year ended 30 June 2010 and any public announcements by Samson Oil & Gas Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The half-year financial report has been prepared on a historical cost basis, except for financial assets held at fair value through profit and loss and oil and gas derivatives, which are measured at fair value.

The accounting policies adopted are consistent with those of the previous financial reporting year and corresponding interim reporting period.

The financial report is presented in United States Dollars (US$).

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
 31 December 2010

3.	REVENUE, INCOME AND EXPENSES
	CONSOLIDATED
	2010	2009
Revenue, income and expenses from operations	US$	US$
(a) Revenue
Sale of oil and gas
Oil sales	2,173,917	751,875
Gas sales	1,128,216	1,288,843
Other	82,344	139,901
	3,384,477	2,180,619

Finance revenue	138,841	6,009

Total Revenue	3,523,318	2,186,628
Cost of sales
Lease operating expenses	1,253,654	750,659
Depletion of oil and gas properties	1,013,678	693,054
	2,267,332	1,443,713

Other Income
Other	1,051	684
Net gain on sale of exploration acreage	73,199,689	-
Gain on fixed forward swaps	105,839	-
Movement in fair value of financial assets at fair value through profit and loss	5,494	46,681
Movement in fair value of derivatives	26,796	-
	73,338,869	47,365

	CONSOLIDATED
	2010	2009
	US$	US$
(b) Expenses
Movement in fair value of derivatives	-	209,433
Loss on fixed forward swaps	-	12,320
Consultants fees	497,513	248,097
Lease payments	72,487	76,790
Travel and accommodation	172,249	35,008
Insurance	89,150	50,888
Assurance and Advisory	143,315	111,056
Investor Relations	66,397	48,666
Legal fees	205,244	124,199
Filing and listing fees	15,062	16,535
Other	200,698	131,767
Total	1,462,115	1,064,759

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
31 December 2010

	CONSOLIDATED
	2010	2009
	US$	US$
(c) Finance Costs
Accretion of asset retirement obligation	7,513	-
Amortised borrowing costs	55,772	55,772
Interest expense	505,712	755,938
	568,997	811,710

4.	INCOME TAX

	CONSOLIDATED
	2010	2009
	US$	US$
Profit/(Loss) before income tax from continuing operations	62,294,197	(2,283,921)
At the Australian statutory income tax rates of 30% (2009: 30%)	(18,688,259)	(685,176)
Expenditure not allowable for income tax purposes	389,282	94,729
Income not assessable for income tax purposes	(8,039)	-
Effect of US tax rate differential	(3,230,727)	(168,080)
Deferred tax assets not previously brought to account	8,479,189	758,527
Aggregate income tax expense	(13,058,554)	-

The Consolidated Entity has estimated tax losses carried forward arising in Australia of $8,497,886 (As at 30 June 2010: $8,081,140).  The benefit of these losses of $2,549,365 (2009: $2,424,342) will only be obtained in future years if:
i.	the Consolidated Entity and the Parent Entity derive future assessable income of a nature and an amount sufficient to enable the benefit from the deduction for the losses to be realised; and
ii.	the Consolidated Entity and the Parent Entity have complied and continue to comply with the conditions for deductibility imposed by law; and
iii.	no changes in tax legislation adversely affect the Consolidated Entity and the Parent Entity in realising the benefit from deduction for the losses.

The Consolidated Entity has estimated Federal net operating tax losses in the United States of approximately $10,299,793 (As at 30 June 2009: $30,023,757).  The utilisation of approximately $10,299,793 (As at 30 June 2010: $13,056,705) is limited to an estimated $403,194 (As at 30 June 2010: $403,194) per year as a result of a change in ownership of the one of the subsidiaries which occurred in January 2005.  If not utilised, the tax net operating losses will expire during the period from 2010 to 2029.  Of the $10,299,753, $4,655,077 will never be utilised and will expire by June 2025.

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
 31 December 2010

In addition to the above mentioned Federal carried forward losses in the United States, the Company also has approximately $21,031,710 (As at 30 June 2010: $19,997,328) of State carried forward tax losses, with expiry dates between June 2010 and June 2022.  A deferred income tax asset in relation to these losses has not been recognised as realization of the benefit is not regarded as probable.

The deferred tax benefit the Consolidated Entity will ultimately realise is dependent both upon the loss recoupment legislation in the United States and taxable income at the time recoupment.

The Consolidated Entity does not meet the definition of a group for the purposes of applying tax consolidation.

5.	BORROWINGS

On May 26 2006, the Consolidated Entity drew down on a funding facility provided by Macquarie Bank Limited. The loan is denominated in USD and previously contained a convertible option.  The convertible option was extinguished in the financial year ending 30 June 2009 with the issue of 36,300,000 ordinary shares at no cost to Macquarie Bank Limited.

This loan is comprised of two tranches:

Tranche A	Tranche B
Face Value: $10,216,017	Face Value: Nil
Coupon rate: 9.25%	Coupon rate: 9.7%
Maturity date: 31 May 2011	Maturity date: 31 May 2011

Tranche B, originally valued at $10,000,000 has been completely repaid since it was drawn down.  The balance of the loan at 31 December 2010 is $10,216,016 and all relates to Tranche A.  The borrowings are due for repayment in May 2011 and are recorded as current.

Both tranches of this loan were secured against all assets of the Consolidated Entity.

No further draw downs were available under the terms of the loan agreement for both tranches of this loan.

As at the date of this report, the Company is in compliance with all covenants contained in the Facility Agreement.

6.	DIVIDENDS PAID AND PROPOSED

No dividends have been paid or declared by the Company during the half-year or to the date of this report (2009: Nil).

7.	SEGMENT INFORMATION

Business Segments

The Group has applied AASB 8 Operating Segments from 1 July 2009.  AASB 8 requires a “management approach” under which segment information is presented on the same basis as that used for internal reporting purposes.  This has not changed the number of reportable segments as presented in previous years.

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
31 December 2010

Operating segments are now reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker has been identified as the Board of Directors.

The group operates in one business segment being oil and gas exploration, development and production.

The following table presents revenue and loss information regarding geographic segments for the half-year periods ended 31 December 2010 and 31 December 2009 as presented to the Board of Directors.

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
31 December 2010

	United States of America		Unallocated		Consolidated
	2010	2009	2010	2009	2010	2009
	US$	US$	US$	US$	US$	US$
Segment revenue from external customers	3,468,556	2,184,095	54,830	2,533	3,523,386	2,186,628

Segment result before amortisation and impairment	58,890,783	(1,137,733)	(1,715,035)	(416,015)	57,175,748	(1,553,748)
Impairment of assets held for sale	(6,678,939)	-	-	-	(6,678,939)	-
Depreciation and amortisation	(1,261,166)	(729,820)	-	(353)	(1,261,166)	(730,173)
Segment result	50,950,678	(1,867,553)	(1,715,035)	(416,368)	49,235,643	(2,283,921)

Segment Assets	85,244,974	33,344,840	5,614,628	6,225,107	90,859,602	39,569,947

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
31 December 2010

8.	CONTINGENCIES

There have been no material changes in the contingent assets or liabilities in relation to the Group during the six months ending 31 December 2010 (2009: Nil).

9.	CONTRIBUTED EQUITY

Issued and paid up capital

	CONSOLIDATED
	Dec 2010	Jun 2010
	US$	US$

Ordinary fully paid shares	75,871,693	75,714,264

	Six months ending
Movements in contributed	31 December 2010		31 December 2009
equity for the year	No. of shares	$	No. of shares	$

Opening balance	1,440,429,587	75,714,264	238,394,216	55,985,941
Capital Raising (i)	214,414,880	-	920,171,519	9,974,630
Shares issued upon exercise of options (ii)	3,183,676	42,322	-	246
Share based payment (iii)	6,580,021	150,617	3,489,603	100,817
Issue to Macquarie Bank Limited (v)	-	-	7,500,000	-
Transaction costs incurred	-	(35,510)	-	(1,066,319)
Shares on issue at balance date	1,664,608,164	75,871,693	1,169,555,338	64,995,315

Shares to be issued upon exercise of options (ii)	15,460	-	18,120	-
Shares to be issued as part of Kestrel acquisition (iv)	65,000	-	65,000	-
Closing Balance	1,664,688,624	75,871,693	1,169,638,458	64,995,315

(i)	In October 2009, the Company issued 920,171,519 ordinary shares at A$ 1.2 cents per share)/US$ 1.08 cents per share to raise US$9,974,630.

In January 2010 the Company issued 124,999,995 ordinary shares at A$ 1.2 cents per share/US$ 1.09 cents per share to raise US$1,367,099

In May 2010 the Company issued 123,529,412 ordinary shares at A$ 3.4 cents per share/US$ 2.8 cents per share to raise US$3,502,508.

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
31 December 2010

In June 2010 the Company completed a share purchase plan. All share applications were received prior to 30 June 2010 though some funds were not received into the Consolidated Entity’s bank account until post 30 June 2010.  The shares were issued on 9 July 2010.  The Company issued 205,189,880 ordinary shares at A$ 3.4 cents per share/US$ 0.027 cents per share to raise US$5,817,133. These funds were received prior to 30 June 2010 and the financial impact of the issue of these shares was included in the Financial Report for the year ended 30 June 2010.

In June 2010 the Company placed 9,225,000 ordinary shares at $ 3.4 cents per share/US $ 2.8 cents per share to raise US$261,528.  The funds were received prior to year end however the shares were not issued until 9 July 2010.

(ii)
During the course of the year the Company issued 3,183,676 ordinary shares upon the exercise of 3,183,676 options.  The exercise price of these options was A$ 1.5 cents per share/ US$ 1.34 cents per share (average price based on the exchange rate on the date of exercise) to raise US$42,322.  Cash was received in relation to the exercise of 15,460 options prior to year end however these shares were not issued until January 2011.

On 13 December 2009, 18,120 options priced at A$ 1.5 cents per option were exercised to raise US$246.  The Company issued 18,120 ordinary shares on 25 February 2010 as a result of this exercise.

(iii)
In conjunction with the reduction in salaries accepted by all employees and directors of the Company, the Company issued 6,580,021 shares to employees and directors.  These shares were valued at the volume weighted average share price across the ASX and NYSE Amex for the period being compensated for being 1 October 2009 to 30 April 2010, being US$ 2.28 cents per share.

(iv)
In prior years, shares were issued to Kestrel shareholders as part of the offer to non-US resident shareholders whereby they received five Samson shares for every one Kestrel share held.  The Samson share price on the date the acceptance of the offer was received was deemed to be the fair value of the share.  As at balance date acceptances had been received for 65,000 (2010:65,000) shares which have not yet been issued.  These shares will be issued upon the presentation of Kestrel Share Certificates by the owner of the shares.

(v)
On 13 March 2009, the Company entered in to an agreement with Macquarie Bank Limited to cancel the options outstanding in relation to the Company’s debt facility agreement.  Macquarie were granted 36,800,000 shares at no cost to them.  The grant date of these shares was 13 March 2009, being the date the agreement was signed, thus the financial impact of issuing these shares was accounted for in the year ended 30 June 2009.  29,300,000 share were issued on 16 March 2009.  An additional 2,000,000 were issued on 1 July 2009 with the remaining 5,500,000 issued on 6 November 2009.

Share issue costs of $35,310 (2009:$1,066,319) were incurred.

Share options - all references to dollar values in this section are to Australian Dollars as the shares underlying the options are quoted in Australian Dollars.

Options issued to Directors
On 18 November 2010, 29,000,000 options were issued to four directors.  These options have an expiry date of 31 October 2014 and an exercise price of 8 cents per share. These options have been valued at 3.6 cents per option, using the Binomial pricing model, which takes into account the following variables:

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

31 December 2010

Share price at grant date (cents)	6.40
Exercise price (cents)	8.00
Time to expiry (years)	4
Risk free rate (%)	5.25
Share price volatility (%)	75

The value of these options has been expensed in the current period.

At the end of the half-year there were 375,301,710 (June 2010: 337,435,141) unissued ordinary shares in respect of which options were outstanding. Option holders do not have any right by virtue of the option to participate in any share issue of the Company or any related body corporate.

10.	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
The Company is in negotiations’ for the sale of Samson’s interest in the Jonah and Lookout Wash properties.  A Purchase and Sale Agreement is being drafted and expected to be signed prior to the end of March 2011, with the closing of the sale to occur shortly thereafter.  The effective date of the proposed sale is 1 January 2011.

Financial information relating to the assets and liabilities held for sale for period is set out below.

CONSOLIDATED
Dec 2010
US$
Assets classified as held for sale
Jonah and Lookout Wash Properties
Lease and well equipment	963,694
Oil and gas properties	5,336,306

6,300,000

CONSOLIDATED
Dec 2010
US$

Asset retirement obligation	270,399
270,399

11.	EVENTS AFTER THE BALANCE SHEET DATE

Since the end of the half-year, the directors are not aware of any other matters or circumstances not otherwise dealt with in the report or financial statements that have, or may significantly affect the operations, the results of the operations, or the state of affairs of the Company or the Group in the subsequent financial year.

SAMSON OIL & GAS LIMITED

DIRECTORS’ DECLARATION
31 DECEMBER 2010

In the directors’ opinion:

(a)	the financial statements and notes set out on pages 4 to 16 are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2010 and of its performance for the half-year ended on that date; and

(ii)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

/s/ T.M. Barr

T. M. Barr
Director

Denver, Colorado
15 March, 2011

SAMSON OIL & GAS LIMITED

AUDITOR’S INDEPENDENCE DECLARATION

Auditor’s Independence Declaration

As lead auditor for the review of Samson Oil & Gas Limited for the half year ended 31 December 2010, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Samson Oil & Gas Limited and the entity it controlled during the period.

/s/ Pierre Dreyer

Pierre Dreyer	Perth
Partner	15 March 2011
PricewaterhouseCoopers

Liability limited by a scheme approved under Professional Standards Legislation

SAMSON OIL & GAS LIMITED

INDEPENDENT REVIEW REPORT

Independent auditor’s review report to the members of
Samson Oil and Gas Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Samson Oil and Gas Limited, which comprises the statement of financial position as at 31 December 2010, the statement of comprehensive income, statement of changes in equity and cash flow statement for the half-year ended on that date, selected explanatory notes and the directors’ declaration for the Samson Oil and Gas Group (the consolidated entity). The consolidated entity comprises both Samson Oil and Gas Limited (the company) and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December  2010 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Samson Oil and Gas Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

SAMSON OIL & GAS LIMITED

INDEPENDENT REVIEW REPORT

Independent auditor’s review report to the members of
Samson Oil and Gas Limited (cont’d)

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Samson Oil and Gas Limited is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2010 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

/s/ Pierre Dreyer

Pierre Dreyer	Perth
Partner	15 March 2011